Filed by Riverbed Tecnology, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended, and deemed filed

Pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended

Subject company: OPNET Technologies, Inc.

Commission File No. 000-30931

Riverbed Technology Announces

Intent to Acquire OPNET Technologies

October 29, 2012

Purchase price $43 per share; enterprise value of $921 Million

Acquisition funded by a combination of debt, cash and equity

85% cash and 15% stock

Cash funded with portion of available balances and committed financing

Transaction expected to close prior to December 31, 2012

Expected to be accretive to 2013 non-GAAP earnings per share

Cascade and OPNET to combine into one business unit

©2012 Riverbed Technology. All rights reserved. Riverbed and any Riverbed product or service name or logo used herein are trademarks of Riverbed Technology. All other trademarks used herein belong to their respective owners. The trademarks and logos displayed herein may not be used without the prior written consent of Riverbed Technology or their respective owners.

Riverbed

Positioned by Gartner in the leaders quadrant in the “Magic Quadrant for Application Performance Monitoring”, published August 16, 2012

Headquartered in Bethesda, Maryland

673 employees

Financial highlights for fiscal year ended March 31, 2012

Revenue: $173 million

Non-GAAP gross margin: 79%

Non-GAAP operating margin: 19%

©2012 Riverbed Technology. All rights reserved. Riverbed and any Riverbed product or service name or logo used herein are trademarks of Riverbed Technology. All other trademarks used herein belong to their respective owners. The trademarks and logos displayed herein may not be used without the prior written consent of Riverbed Technology or their respective owners.

Riverbed

OPNET Recognized as a

Leader

OPNET

in the

Magic Quadrant for

Application Performance

Monitoring

by Gartner, Inc.

Source: Jonah Kowall, Will Cappelli, Magic Quadrant for Application

Performance Monitoring, © 2012 by Gartner, Inc.

Gartner does not endorse any vendor, product or service depicted in our research publications, and does not advise technology users to select only those vendors with the highest ratings. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose. This graphic was published by Gartner, Inc. as part of a larger research document and should be evaluated in the context of the entire document.

Ability to execute

Challengers leaders

Opnet Tecnologies Compuware

Quest software

New Relic

IBM

BMC Software

AppDynamics

Ca Technologies

Oracle

Hp

Precise

Microsoft

Manageengine

Nastel

Niche players

Visionaries

Completeness of vision

As of August 2012

Business Drivers for Acquisition of OPNET

Growth Expansion to adjacent and high growth multi-billion dollar application performance management market

Leadership Industry-leading solution for converging network and application performance management markets

Strategic Fit Highly complementary to Riverbed’s performance optimization and management solutions targeting the same application and network buyers

Customer Needs High performance, high availability network and applications for the best end-user experience

Shareholder Value Expected to be accretive to 2013 non-GAAP earnings per share, with meaningful revenue and operating synergies in 2014

©2012 Riverbed Technology. All rights reserved. Riverbed and any Riverbed product or service name or logo used herein are trademarks of Riverbed Technology. All other trademarks used herein belong to their respective owners. The trademarks and logos displayed herein may not be used without the prior written consent of Riverbed Technology or their respective owners.

Riverbed

Application and Network Performance Management Defined

_ Network performance and availability

_ Packet capture and flow analysis

_ Manage capacity for business growth

_ Measure the true end-user experience

_ Application component monitoring and code level traces

Accelerated root cause analysis

Detect and fix performance problems before business is impacted

Application Performance Management

Network Performance Management

NPM APM

©2012 Riverbed Technology. All rights reserved. Riverbed and any Riverbed product or service name or logo used herein are trademarks of Riverbed Technology. All other trademarks used herein belong to their respective owners. The trademarks and logos displayed herein may not be used without the prior written consent of Riverbed Technology or their respective owners.

RIVERBED

NPM APM

NPM + APM = Performance Management

$3+ billion addressable market

©2012 Riverbed Technology. All rights reserved. Riverbed and any Riverbed product or service name or logo used herein are trademarks of Riverbed Technology. All other trademarks used herein belong to their respective owners. The trademarks and logos displayed herein may not be used without the prior written consent of Riverbed Technology or their respective owners.

RIVERBED

OPNET Application and Network performance*Customer Needs – Full RIVERBED

RIVERBED

NPM & APM Features

Application

Dashboards End-User Experience

Monitoring

Monitoring

& Alerting

Packet

Capture

Transaction

Tracing & Analysis

Application

Component Deep Dive

Monitoring

NetFlow

Reporting

Protocol & Application

Analysis

NPM APM

©2012 Riverbed Technology. All rights reserved. Riverbed and any Riverbed product or service name or logo used herein are trademarks of Riverbed Technology. All other trademarks used herein belong to their respective owners. The trademarks and logos displayed herein may not be used without the prior written consent of Riverbed Technology or their respective owners.

Summary

There is no application without a network, and no network without an application Significant expansion of Riverbed’s addressable market

Riverbed revenue expected to exceed $1 billion in 2013

Cascade and OPNET combine into high growth business unit with more than $250 million in annualized revenue

Expect acquisition to be accretive to non-GAAP earnings per share in 2013, with meaningful revenue and operating synergies in 2014

Leverages Riverbed’s brand, channels and broad geographic footprint

Transforms Riverbed into a more powerful and prominent multi-product technology vendor

©2012 Riverbed Technology. All rights reserved. Riverbed and any Riverbed product or service name or logo used herein are trademarks of Riverbed Technology. All other trademarks used herein belong to their respective owners. The trademarks and logos displayed herein may not be used without the prior written consent of Riverbed Technology or their respective owners.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to: (i) statements about the benefits of the exchange offer and the merger; (ii) future financial and operating results following the exchange offer and the merger; (iii) the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; (iv) the competitive position and opportunities of the combined company; (v) the impact of the exchange offer and the merger on the market for the combined company’s products; and (vi) the timing of the completion of the exchange offer and the merger. In addition, words such as “anticipate,” “believes,”

“budget,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predicts,” “project,” “should,” “will” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are based upon the current beliefs and expectations of Riverbed’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Riverbed. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to: (a) risks related to the integration of OPNET into Riverbed and the anticipated future benefits resulting from the acquisition of OPNET; (b)

Riverbed’s or the combined company’s ability to react to trends and challenges in our business and the markets in which we operate; (c) Riverbed’s or the combined company’s ability to anticipate market needs or develop new or enhanced products to meet those needs; (d) the adoption rate of Riverbed’s or the combined company’s products; (e) Riverbed’s or the combined company’s ability to establish and maintain successful relationships with our distribution partners; (f) our ability to compete in our industry; (g) fluctuations in demand, sales cycles and prices for Riverbed’s or the combined company’s products and services; (h) shortages or price fluctuations in Riverbed’s or the combined company’s supply chain; (i) Riverbed’s or the combined company’s ability to protect intellectual property rights; (j) general political, economic and market conditions and events; (k) difficulties encountered in integrating Riverbed’s and OPNET’s businesses and technologies; (l) the expense and impact of legal proceedings; and (m)

other risks and uncertainties described more fully in Riverbed’s and OPNET’s documents filed with or furnished to the Securities and Exchange Commission. All forward-looking statements in this document are based on information available as of the date hereof, and Riverbed assumes no obligation to update these forward-looking statements. Riverbed reserves the right to modify future business or product plans at any time.

Additional Information and Where to Find It

The exchange offer for the outstanding shares of OPNET referenced in this document has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of OPNET, nor is it a substitute for the registration statement and exchange offer materials that Riverbed and its acquisition subsidiary will file with the U.S. Securities and

Exchange Commission (the “SEC”) upon commencement of the exchange offer. At the time the offer is commenced, Riverbed and its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement on Form S-4 with the SEC, and OPNET will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information.

Holders of shares of OPNET are urged to read these documents when they become available because they will contain important information that holders of OPNET securities should consider before making any decision regarding tendering their securities. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of OPNET at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of these documents will be made available by Riverbed by mail to Riverbed, 199 Fremont Street, San Francisco, CA 94105, Attention: Investor Relations.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Riverbed and OPNET file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Riverbed or OPNET at the SEC public reference room at 100 F Street, N.E.,

Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Riverbed’s and OPNET’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

©2012 Riverbed Technology. All rights reserved. Riverbed and any Riverbed product or service name or logo used herein are trademarks of Riverbed Technology. All other trademarks used herein belong to their respective owners. The trademarks and logos displayed herein may not be used without the prior written consent of Riverbed Technology or their respective owners.

Forward Looking Statements